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                                                                    Exhibit 99.3
                                                                    NEWS RELEASE
INDUSTRIAL SCIENTIFIC
--------------------------------------------------------------------------------
   CORPORATION                1001 Oakdale Road         Phone 412-788-4353
                              Oakdale, PA 15701-1500    1-800-DETECTS (338-3287)
                              USA                       Fax 412-788-8353

Date:    August 21, 1997
Release: Immediately
Contact: James P. Hart, Vice President Finance
         Chief Financial Officer 412-490-1843

                       INDUSTRIAL SCIENTIFIC CORPORATION
               ANNOUNCES FISCAL YEAR 1997 SECOND QUARTER RESULTS

PITTSBURGH, PA--August 21, 1997--Industrial Scientific Corporation (NASDAQ/NM) symbol: ISCX) today reported results for the second quarter ended August 2, 1997.

Net income for the second quarter 1997 was $1,467,000 or $0.44 per share, an increase of 84.5% compared to $795,000 or $0.24 per share for the second quarter 1996. Second quarter 1997 net income included a gain on the sale of Monitor Group which totaled $377,000. Excluding this gain, net income for the quarter increased 37.1% and totaled $1,090,000. Net sales for the second quarter 1997 totaled $9,261,000 up 2.1% from $9,072,000 for the second quarter 1996.

Net income for the six-months ended August 2, 1997 was $2,848,000 or $0.85 per share, an increase of 48.7% over net income of $1,915,000 or $0.57 per share for the six-months ended July 27, 1996. Net income excluding the gain on the sale of Monitor Group increased 29.0% to $2,471,000. Net sales for the six-months ended August 2, 1997 increased 9.7% to $20,213,000 compared to $18,433,000 for the six-months ended July 27, 1996.

Kent D. McElhattan, President and CEO, stated, "Financial performance was strong in the first half of 1997, especially when you consider that the first half of last year included over two million dollars in sales to our joint venture partner in Saudi Arabia. Although we anticipate significant future sales, the first half of 1997 included very little sales to this part of the world. New product development continues to be our primary growth strategy which resulted in the first shipments of the T80 Single Gas Monitor during the second quarter. I anticipate several additional new products such as the ATX612 Multi-Gas Aspirated Monitor and the ATX620 Multi-Gas Utility Monitor with patented Infrared Methane detection will begin shipments during the balance of the year and contribute to positive results. Industrial Scientific paid its first dividend during the quarter which was another highlight."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments, systems and other technical products for the preservation of life and property.








                             O U R  M I S S I O N
 Design-Manufacture-Sell: The highest quality products for the preservation of life and property
                   Provide: Best customer service available



ISO9001
CERTIFIED

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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                  Condensed Consolidated Statement of Income

                                  (Unaudited)
                   (In thousands, except per share amounts)


                              Three Months Ended             Six Months Ended
                              8/02/97     7/27/96            8/02/97   7/27/96
                              -------     -------            -------   -------
Net sales                      $9,261      $9,072            $20,213   $18,433
Gross profit                    5,002       4,760             11,191     9,835
Operating profit                1,482       1,058              3,403     2,629
Net income                      1,467         795              2,848     1,915

Net income per common share     $0.44       $0.24              $0.85     $0.57

Weighted average number of
 common and common equivalent
 Shares outstanding             3,348       3,380              3,357     3,378
